Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions)	2015	2014	2013	2012	2011
Income (Loss) from Continuing Operations Before Taxes	$283	$238	$(71)	$(374)	$(786)
Interest on Debt, Net of Capitalized Interest	642	654	649	733	716
Amortization of Capitalized Interest	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	119	104	101	101	77
Earnings Available for Fixed Charges	$1,044	$996	$679	$460	$7
Interest on Debt	$642	$654	$649	$733	$716
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	119	104	101	101	77
Total Fixed Charges	$761	$758	$750	$834	$793
Ratio of Earnings to Fixed Charges	1.4	1.3	—	—	—
Deficiency	$—	$—	$(71)	$(374)	$(786)